Exhibit 99.1

 Bit Digital, Inc. Announces Bitcoin Production and Mining Operations Update
for the First Quarter of 2022

NEW YORK, April 29, 2022 /PRNewswire/ -- Bit Digital, Inc. (Nasdaq: BTBT) ("Bit Digital" or the "Company"), a bitcoin mining company headquartered in New York, announced its unaudited bitcoin production and mining operations update for the first quarter ended March 31, 2022.

Preliminary First Quarter 2022 Highlights

  The Company earned 194.48 bitcoins and 189.26 ETH during the quarter. Factors impacting production included the Company’s ongoing miner redeployment program, growth in the overall bitcoin network hash rate, and the number of days in the quarter.

  Treasury holdings of BTC and ETH were 832.14 and 266.71, with a fair market value of approximately $37.9 million and $0.9 million on March 31, 2022, respectively.

  As of March 31, 2022, 36.9% of our owned fleet, or 9,748 bitcoin miners and 713 Ethereum miners representing 0.544 Exahash (“EH/s”) and 0.188 Terahash (“TH/s”) respectively, was deployed in North America. 27.8% of our fleet, or 7,710 bitcoin miners representing 0.457 EH/s, was deployed in North America as of December 31, 2021.

  The Company owned 27,644 bitcoin miners and 731 Ethereum miners as of March 31, 2022, with an estimated maximum total hash rate of 1.6 EH/s and 0.3 TH/s, respectively. As of April 27, 2022, the Company owned 30,865 bitcoin miners with an estimated maximum total hash rate of 1.9 EH/s.

  As of the date of this press release, the Company had received 2,515 machines pursuant to its previously announced 10,000-unit purchase agreement with Bitmain Technologies Limited. The final installment is expected to ship in June 2022. Pro forma for these announced purchases, our maximum total hash rate is expected to be approximately 2.67 EH/s.

  The Company purchased 706 bitcoin miners on the spot market during the first quarter. The Company took delivery of these machines during April 2022. The Company also sold 100 MicroBT Whatsminer M21S bitcoin miners during the quarter.

  Approximately 67% of our fleet’s electricity consumption was generated from carbon-free energy sources as of March 31, 2022, based on data provided by our hosts, publicly available sources, and internal estimates, demonstrating our commitment to sustainable practices in the digital asset mining industry.

Miner Deployments

During the quarter, the Company continued to work with our hosting partners to redeploy its miners in North America. 36.9% of our currently-owned fleet, or 9,748 bitcoin miners and 713 Ethereum miners representing 0.544 Exahash (“EH/s”) and 0.188 Terahash (“TH/s”) respectively, was deployed in North America as of March 31, 2022. 27.8% of our fleet or 7,710 bitcoin miners representing 0.457 EH/s was deployed in North America as of December 31, 2021.

During the year ended December 31, 2021, we also purchased 731 A10 miners for ETH mining, 700 of which were deployed in North America in January 2022. As of March 31, 2022, 713 ETH miners were deployed with our hosting partners.

Power and Hosting Updates

During the quarter and subsequent to year end, the Company’s hosting partners continued to prepare sites to deliver our contracted hosting capacity, bringing additional power online for our miners.

Compute North currently provides approximately 20 MW of capacity for our miners. Our overall expected future hosting capacity with Compute North is approximately 48 MW. We expect the remaining approximately 28 MW of anticipated hosting deployments to begin following our delivery of related equipment in the second half of 2022. As previously announced, during the quarter we signed a renewal hosting agreement extending the term of a prior agreement for an additional 5 years for approximately 6.5 MW of our total hosting capacity with Compute North.

Our facility with Blockfusion USA in Niagara Falls, New York currently provides approximately 9.4 MW to power our miners. Upon completion, this facility is expected to deliver an aggregate of 35 MW to power our miners. Completion is currently expected during the second half of 2022.

Our new facilities with Digihost Technology Inc. (“Digihost”) in North Tonawanda and Buffalo, New York currently provide approximately 7 MW to power our miners. Upon completion, these combined facilities are expected to deliver an aggregate of 20 MW to power our miners. Completion is currently expected in the coming weeks. Additionally, Digihost has informed us that they continue to work to identify a location to fulfill the remaining 100 MW of contracted hosting capacity pursuant to our agreements.

Our facility with Core Scientific in Georgia currently provides approximately 0.3 MW to power our miners.

Subsequent to quarter end, the Company announced the signing of a Letter of Intent to establish a hosting relationship with BitMine Immersion Technologies, Inc. beginning with 7,000 current generation ASIC miners. The companies expect to primarily utilize the efficiencies of mining bitcoin in immersion cooled containers, a process by which the servers run fully submerged in a dielectric fluid that efficiently cools the machines and allows for superior machine output and energy efficiency. The companies have agreed in principle to a mutually beneficial revenue split of the mined Bitcoin, and a multi-year term.

The following table summarizes our expected delivery timing for signed hosting commitments, by quarter:

Expected Delivery Timing	Approximate Power Capacity (MW)
Delivered as of March 31, 2022	35.6
Q2 2022	13.0
2H 2022	55.1
To be determined	100.0
Total	203.7

Pro Forma Power Cost

Pro forma for hosting agreements signed as of March 31, 2022, we expect to enjoy a competitive base power and hosting rate of approximately 3.7 cents per kilowatt-hour, on a weighted average basis. Approximately 83% of our signed hosting contracts feature fixed power pricing, with approximately 17% variable based on market pricing; the foregoing base power rate therefore relies on certain assumptions, including estimates regarding future energy procurement, and excludes profit sharing arrangements. We achieve what we believe are attractive power costs, in part, by offering profit shares to many of our hosting partners. We believe that profit sharing helps align our interests with our hosting partners and contributes to strong performance and uptime for our hosted miners.

Sustainable Power Update

Approximately 67% of our fleet’s run-rate electricity consumption was generated from carbon-free energy sources as of March 31, 2022, demonstrating our commitment to sustainable practices in the digital asset mining industry.

Bitcoin Production Update

In the first quarter of 2022, Bit Digital earned 194.48 newly minted bitcoins. Factors impacting production included the Company’s ongoing miner redeployment program, growth in the overall bitcoin network hash rate, and number of days in the quarter. Bitcoin production is expected to increase following the redeployment of our miners migrated from China and upon completion of announced miner purchases.

Our Ethereum miners, the majority of which were deployed in January 2022, produced 189.26 ETH during the quarter.

Miner Fleet Update

As of March 31, 2022, the Company owned 27,644 Bitcoin miners and 731 Ethereum miners with an estimated maximum total hash rate of 1.6 EH/s and 0.3 TH/s, respectively.

Miner Purchases, Sales and Disposals

On March 27, 2022, the Company entered into Asset Purchase Agreements with each of four unaffiliated sellers of bitcoin mining computers. In total the Company acquired 706 bitcoin miners on the spot market during the quarter, including 184 S19 JPRO miners; 197 S19 miners; 197 S19 miners; and 128 S19/S19 Pro miners, respectively. The acquired miners were delivered to the Company during April 2022. The Company sold 100 MicroBT Whatsminer M21S miners during the quarter.

The Company anticipates an ongoing opportunity to purchase additional miners including on spot market in the coming months, subject to market conditions and capital availability, and continues to monitor market conditions for such purchase opportunities.

Management Commentary

“During the first quarter of 2022, we achieved marked progress, with our deployed mining fleet growing over 35% sequentially. Visibility is improving, and we believe our deployment cadence is poised to improve substantially over the coming months. We continue to target the second half of 2022 for full fleet deployment. We believe 2022 will be yet another transformative year for Bit Digital as we achieve our redeployment targets, execute additional growth initiatives, and progress towards our goal for our mining operations to become entirely carbon-free.”

About Bit Digital

Bit Digital, Inc. is a bitcoin mining company headquartered in New York City. Our mining operations are located in North America. For additional information, please contact ir@bit-digital.com or visit our website at www.bit-digital.com.

Investor Notice

Investing in our securities involves a high degree of risk. Before making an investment decision, you should carefully consider the risks, uncertainties and forward-looking statements described under "Risk Factors" in Item 3.D of our most recent Annual Report on Form 20-F for the fiscal year ended December 31, 2021. If any material risk was to occur, our business, financial condition or results of operations would likely suffer. In that event, the value of our securities could decline and you could lose part or all of your investment. The risks and uncertainties we describe are not the only ones facing us. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. In addition, our past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results in the future. Future changes in the network-wide mining difficulty rate or bitcoin hash rate may also materially affect the future performance of Bit Digital's production of bitcoin. Actual operating results will vary depending on many factors including network difficulty rate, total hash rate of the network, the operations of our facilities, the status of our miners, and other factors. Additionally, all discussions of financial metrics assume mining difficulty rates as of March 2022 except as otherwise stated. See "Safe Harbor Statement" below.

Safe Harbor Statement

This press release may contain certain "forward-looking statements" relating to the business of Bit Digital, Inc., and its subsidiary companies. All statements, other than statements of historical fact included herein are "forward-looking statements." These forward-looking statements are often identified by the use of forward-looking terminology such as "believes," "expects," or similar expressions, involving known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website at http://www.sec.gov. All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

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